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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	FROST, PHILLIP		IVAX CORPORATION (IVX)
	4400 BISCAYNE BOULEVARD	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			January 28, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	MIAMI, FL 33137-3227 (City) (State) (Zip)		☒	Director	☒	10% Owner		☐ Form filed by One Reporting Person
			☒	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board and Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.10 par value per share		1/28/03				X			2,500	A	$20.00		5,497,500		I		Frost Nevada Inv. Trust (1)

	Common Stock, $.10 par value per share													24,374,928		I		Frost Gamma Inv. Trust (2)

	Common Stock, $.10 par value per share													750		D(3)

	Common Stock, $.10 par value per share													305,686		I		By Wife (4)

	Common Stock, $.10 par value per share													3,078		I		401(k) Plan

	Common Stock, $.10 par value per share													140,625		I		Frost Phi Inv. Trust (5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Put Options (obligation to buy)		$20.00		1/28/2003				X				25

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	01/17/2004		Common Stock	2,500				625		I		(1)

Explanation of Responses:

(1) These assets are held by Frost-Nevada Investments Trust, of which the reporting person is the trustee and Frost-Nevada Limited Partnership is the sole and exclusive beneficiary. The reporting person is one of two limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada, L.P. During April 2002 Frost Beta, L.P. became a limited partner of Frost-Nevada L.P. The reporting person is the sole shareholder of Frost Beta, Inc., the sole general partner of Frost Beta L.P. Frost Alpha Charitable Remainder Trust is the only limited partner of Frost Beta, L.P.

(2) These assets are held by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma, L.P. is the sole and exclusive beneficiary. The reporting person in the sole limited partner of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The reporting person is also the sole shareholder of Frost-Nevada Corporation.

(3) These shares are jointly owned by the reporting person and Patricia Frost, his wife.

(4) Pursuant to Rule 16a-1(a)4, the reporting person disclaims beneficial ownership of these shares.

(5) These assets are held by Frost Phi Investments Trust, of which the reporting person is the trustee and Frost Phi, LLLP is the sole and exclusive beneficiary. The reporting person is the sole limited partner of Frost Phi, LLLP and the sole shareholder of Frost Phi, Inc., the general partner.

/s/ Phillip Frost **Signature of Reporting Person	January 29, 2003 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

NAME:	Frost Gamma Investments Trust.

ADDRESS:	4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation

Date of Event Requiring Statement:	January 28, 2003

          FROST GAMMA INVESTMENTS TRUST.

by:
/s/ Phillip Frost
Phillip Frost, M.D., Trustee

JOINT FILER INFORMATION

NAME:	Frost-Nevada Investments Trust.

ADDRESS:	4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation

Date of Event Requiring Statement:	January 28, 2003

          FROST-NEVADA INVESTMENTS TRUST.

by:
/s/ Phillip Frost
Phillip Frost, M.D., Trustee

JOINT FILER INFORMATION

NAME:	Frost Phi Investments Trust.

ADDRESS:	4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation

Date of Event Requiring Statement:	January 28, 2003

          FROST PHI INVESTMENTS TRUST.

by:
/s/ Phillip Frost
Phillip Frost, M.D., Trustee